MK

14049099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 05 2014
Washington DC
404

SEC FILE NUMBER
8-67473

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TriCor Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10501 W. Gowan Road, Suite 260
(No. and Street)

Las Vegas (City) NV (State) 89129 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frank Aguilar 702 254-1263
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 (Address) Los Angeles (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MK 3/17

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank Aguilar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TriCor Financial, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public

CINDY DODGE
Notary Public State of Nevada
No. 96-5744-1
My Appt. Exp. Oct. 11, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TriCor Financial, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2013

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152
joeyafeh@cpasocal.com
PCAOB # 3346

Report of Independent Auditor

Member
TriCor Financial, LLC
Las Vegas, NV

Report on the Financial Statements

I have audited the accompanying financial statements of TriCor Financial, LLC (the Company) which comprise the statement of financial condition as of December 31, 2013 and the related statements of income, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TriCor Financial, LLC as of December 31, 2013, and the results of its operations and its changes in financial position for the year ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 25, 2014

TriCor Financial, LLC
Statement of Financial Condition
December 31, 2013

Assets

Cash and cash equivalents	$191,957
Accounts receivable	24,710
Deposit with clearing organization	50,000
Commissions receivable – NFS	17,341
Commission receivable	44,782
Prepaid insurance	10,000
Other assets	2,197
Total Assets	$340,987

Liabilities and Member's Equity

Liabilities	
Commission payable	$152,952
Accounts payable and accrued expenses	33,730
Total Liabilities	186,682
Member's Equity	154,305
Total Liabilities and Member's Equity	$340,987

See accompanying notes to financial statements

TriCor Financial, LLC
Statement of Income
For the Year Ended December 31, 2013

Revenues	
Commissions income	$ 2,901,833
Interest income	000
Other income	82,766
Total Revenues	2,984,599
Expenses	
Commissions	1,987,467
Insurance	40,200
Licenses & permits	4,774
Management fees	742,457
Professional fees	114,538
Regulatory fees	51,120
Transaction costs	186,964
Other operating expenses	34,979
Total Expenses	3,162,499
Net Loss	$ (177,900)

See accompanying notes to financial statements

TriCor Financial, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2013

	Member's Equity
December 31, 2012, Balance	$ 332,204
Net Loss	(177,900)
December 31, 2013, Balance	$ 154,304

See accompanying notes to financial statements

TriCor Financial, LLC
Statement of Changes in Financial Condition
For the Year Ended December 31, 2013

Cash flows from operating activities:	
Net loss	$(177,900)
Adjustments to reconcile net income to net cash provided by operating activities:	
Accounts receivable Direct	58,404
Other Current Assets-NFS	4,838
Commissions receivable-Non NFS	(44,782)
Commissions receivable-NFS	(1,149)
Error Account	3.998
Prepaid insurance	(1,667)
Other assets	(1,826)
Accounts Payable	19,679
Other Accounts Payable	4,176
Due to TAS	(25,885)
Commissions payable-NFS	(2,940)
Commissions payable -other	780
Commissions accrued	44,782
Net cash and cash equivalents used by operating activities	(119,491)
Cash flows from investing activities:	0
Cash flows from financing activities:	0
Net decrease in cash and cash equivalents	(119,491)
Cash and cash equivalents at beginning of year	303,611
Cash and cash equivalents at end of year	$ 184,120
Supplemental disclosure of cash flow information:	
Cash paid for interest	$ 1786
Cash paid for income taxes	$ 0

See accompanying notes to financial statements

TriCor Financial, LLC
Notes to Financial Statements
December 31, 2013

Note 1 – Organization and Nature of Business

TriCor Financial, LLC (the "Company) was organized in the State of Nevada on July 14, 2006 as a Limited Liability Company. On May 14, 2007, the Company began operations as a broker/dealer. The Company is registered as a broker/dealer with the Securities and Exchange commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investors Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of TriCor Financial Services, Ltd. (the "Parent"), and is affiliated through common ownership to TriCor Insurance Services, LLC ("TIS") and TriCor Advisory Services, LLC ("TAS").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company is engaged in the business as a securities broker/dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities dealer
- Broker or dealer selling variable life insurance or annuities
- Put and call broker or dealer or option writer
- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Non-exchange member arranging for transactions in listed securities by exchange member
- Private placements of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Based upon the income reported, the commissions earned from the sale of mutual funds and investment company shares represent the major portion of the business.

Note 2 – Significant Accounting Policies (continued)

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2010 to the present, generally for three years after they are filed.

Depreciation – Depreciation is calculated on the accelerated method over estimated economic lives. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Property and equipment are carried at cost.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

TriCor Financial, LLC
Notes to Financial Statements
December 31, 2013

Note 3 - Fair Value (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

Fair Value Measurements on a Recurring Basis
As of December 31, 2013

Assets	Level 1	Level 2	Level 3
Cash and Securities	$191,957	$ 0	$ 0
Clearing Broker Deposit	50,000	0	0

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2013, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$17,341	$ 0

Note 5 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2013, the Company had net capital of $136,290 which was $123,844 in excess of its required net capital requirement of $12,446. The Company's percentage of aggregate indebtedness, $186,683 to net capital was 136.97%.

Note 7 – Provision for Income Taxes

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal income taxes is included in these financial statements.

Note 8 – Deposit – Clearing Organization

The Company has a brokerage agreement with National Financial Services, LLC ("Clearing Broker") to carry its account and the accounts of its customers as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for securities sold short or securities purchased on margin. The balance at December 31, 2013 is $50,000.

Note 9 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer and accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (ii)

Note 10 – Contingency

The Company is involved in one arbitration and one civil case. In the arbitration case, counsel for the Company has advised that at this stage of the proceedings, they could not offer an opinion as to probable outcome of the matters. Accordingly, no provision for loss has been recorded in the accompanying financial statements. In the civil case, counsel for the Company has advised that at this stage of the proceedings that a dismissal should occur very soon. Accordingly, no provision for loss has been recorded in the accompanied financial statements. As of February 21, 2014 the civil cased has been dismissed. .

Note 11 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2013 through Feb 25, 2014, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

TriCor Financial, LLC
Schedule I -- Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2013

Computation of Net Capital

Member's equity	$ 154,305
Non allowable assets:	
Accounts receivable	(5,817)
Prepaid insurance	(12,198)
Other assets	( )
Net Capital	$ 136,290

Computation of Net Capital Requirements

Minimum net capital required 6-2/3 of total liabilities	$ 12,446
Minimum dollar net capital required	$ 5,000
Net capital required (greater of above amounts)	$ 12,446
Excess Net Capital	$ 123,844
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 117,622

Computation of aggregate indebtedness

Total liabilities	$ 186,683
Percentage of aggregate indebtedness to net capital	137%

Reconciliation

The following is a reconciliation at December 31, 2013 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d) (4).

Unaudited net capital computation	$ 136,290
Rounding	(0)
Audited net capital computation	$ 136,290

See accompanying notes to financial statements

TriCor Financial, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2013

A computation of reserve requirement is not applicable to TriCor Financial, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

See report of independent auditor.

TriCor Financial, LLC
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2013

Information relating to possession or control requirements is not applicable to TriCor Financial, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

See report of independent auditor.

Joseph Yafeh CPA, Inc.

A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152
joeyafeh@cpasocal.com
PCAOB # 3346

PART II
Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a
Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Member
TriCor Financial, LLC
Las Vegas, NV

In planning and performing my audit of the financial statements of TriCor Financial, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatement on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Due to the fact that the Accounting Department of the Company is a one person operation, there is not sufficient segregation of duties for the year 2013. Therefore, there is a deficiency in the internal control but not a material weakness.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 25, 2014

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152
joeyafeh@cpasocal.com
PCAOB # 3346

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Member
TriCor Financial, LLC
Las Vegas, NV

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by TriCor Financial, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating TriCor Financial, LLC's compliance with the applicable instructions of Form SIPC-7.

TriCor Financial, LLC's management is responsible for the TriCor Financial, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (copy of check) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no adjustments; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 in the related schedules and working papers (summary of FOCUS reports filed), noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 25, 2014

TriCor Financial, LLC
10501 W. Gowan Road
Suite 260
Las Vegas, NV 89129

February 25, 2014

Joseph Yafeh, CPA
11300 West Olympic Blvd., Suite 875
Los Angeles, CA 90064

GENERAL REPRESENTATION LETTER

Dear Mr. Yafeh:

This representation letter is provided in connection with your audit of the financial statements of TriCor Financial, LLC which comprise the statement of financial condition as of December 31, 2013 and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements, for the purpose of expressing an opinion on whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We also recognize that we are responsible for establishing and maintaining effective internal control.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

Except when otherwise stated below, immaterial matters less than $1,000 collectively are not considered to be exceptions that require disclosure for the purpose of the following representations. This amount is not necessarily indicative of amounts that would require adjustment to or disclosure in the financial statements.

We confirm the following, to the best of our knowledge and belief having made such inquiries as we considered necessary for the purpose of appropriately informing ourselves, as of February 25, 2014:

Financial Statements

1. We have fulfilled our responsibilities, as set out in the terms of the audit engagement dated December 23, 2013, for the preparation and fair presentation of the financial statements in accordance with U.S. GAAP.

2. We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

3. We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.

4. Significant assumptions used by us in making accounting estimates, including those measured at fair value, are reasonable.

5. Related party relationships and transactions have been appropriately accounted for and disclosed in accordance with the requirements of U.S. GAAP.

6. All events subsequent to the date of the financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed.

7. There are no misstatements in the financial statements.

8. The effects of all known actual or possible litigation and claims have been accounted for and disclosed in accordance with U.S. GAAP.

Information Provided

9. We have provided you with

   a. access to all information , of which we are aware that is relevant to the preparation and fair presentation of the financial statements such as records, documentation and other matters;

   b. additional information that you have requested from us for the purpose of the audit; and

   c. unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.

10. All transactions have been recorded in the accounting records and are reflected in the financial statements.

11. There is no risk that the financial statements may be materially misstated as a result of fraud.

12. We have no knowledge of, or have disclosed to you, all information that we are aware of regarding fraud or suspected fraud that affects the Company and involves

   a. management;

   b. Employees who have significant roles in internal control; or

   c. others when the fraud could have a material effect on the financial statements.

13. We have no knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers, or others.

14. We have disclosed to you all known instance of noncompliance or suspected noncompliance with laws and regulations whose effects should be considered when preparing the financial statements.

15. We have disclosed to you that there are no litigation and claims whose effects should be considered when preparing the financial statements.

16. We have disclosed to you the identity of the entity's related parties and all the related party relationships and transactions of which we are aware.

17. The following have been properly recorded or disclosed in the financial statements:

   a. Arrangements with financial institutions involving compensating balance arrangements involving restrictions on cash balances and lines of credit, or similar arrangements.

b. The following information about financial instruments with off-balance-sheet risk and financial instruments including receivables with concentrations of credit risk:

i. The extent, nature, and terms of financial instruments with off-balance-sheet risk.

ii. The amount of credit risk of financial instruments with off-balance-sheet risk and information about the collateral supporting such financial instruments.

iii. Significant concentrations of credit risk arising from all financial instruments and information about the collateral supporting such financial instruments.

18. There are no

a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

b. Unasserted claims or assessments that are probable of assertion and must be disclosed in accordance with FASB ASC 450.

c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB ASC 450.

19. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral, except as disclosed in the financial statements.

20. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

21. Customers' debit balances, brokers' debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

22. There is no material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

23. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the financial statements or notes thereto or as follows.

It is understood that the term "securities and investments not readily marketable" includes but is not limited to the following:

a. Securities for which there is no market on a securities exchange or independent publicly quoted market

b. Securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3(B) of such act have been complied with), that is, restricted stock

c. Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (that is, control stock)

24. The methods and significant assumptions used to determine fair values of financial instruments – face value of cash.

25. In addition, the Company at December 31, 2013, had

    a. recorded all securities exchange memberships on the books.

    b. properly recorded all participation in joint accounts carried by others.

    c. no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

    d. no open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements of puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.

    e. no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

26. All liabilities subordinated to the claims of general creditors are covered by satisfactory subordination agreements under 17 CFR 240.15c3-1(The Net Capital Rule) and approved by FINRA.

27. In accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*, the Company has categorized its financial instruments, based on the priority of inputs to the valuation technique, into a three-level fair value hierarchy. The fair value gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

28. The Company has assessed the impact of FASB ASC 740, *Income Taxes*, and has determined that no material liability is required to be recorded.

29. Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in the financial statements.

    a. No concentration exists at the date of the financial statements.

30. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto.

31. We are responsible for establishing and maintaining adequate internal control for safeguarding customer and the Company's securities and for the practices and procedures relevant to the objectives stated in Rule 17a-5(g), including making the periodic computation of aggregated indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:

    a. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

    b. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

    We believe that our practices and procedures as described above were adequate at December 31, 2013 to meet the SEC's objectives.

    There have been no significant changes in internal control since December 31, 2013.

32. Net capital computations, prepared by the Company during the period from January 1, 2014 through the date of the auditor's report, indicated that the Company was in compliance with the requirements of the Net Capital Rule (and applicable exchange requirements) at all times during the period.

33. The Company has appropriately reconciled its books and records, underlying the financial statements to their related supporting information. All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. There were no material unreconciled differences or general ledger suspense account items that should have been adjusted or reclassified to another account. There are no intracompany and intercompany accounts.

34. All borrowings and financial obligations of the Company of which we are aware are included in the financial statements at December 31, 2013, as appropriate. We have fully disclosed to you all borrowing arrangements of which we are aware.

35. As it relates to supplementary information included in the financial statements,

    a. the Company acknowledges and understands its responsibility for the presentation of the supplementary information in accordance with Rule 17a-5 of the Securities Exchange Act of 1934.

    b. the supplementary information, including its form and content, is fairly presented in accordance with Rule 17a-5 of the Securities Exchange Act of 1934.

    c. the methods of measurement or presentation have not changed from those used in the prior period.

    d. There are no significant assumptions or interpretations underlying the presentation of the supplementary information.

To the best of our knowledge and belief, no events have occurred subsequent to the statement of financial condition date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Frank Aguilar, President
TriCor Financial, LLC